SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

Consolidated Financial Statements

Years ended December 31, 2010 and 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended on December 31, 2010 and 2009

A free translation from Portuguese into English of Report of Independent Auditors on financial statements

Report of independent auditors on financial statements

The Board of Directors and Shareholders

Net Serviços de Comunicação S.A.

São Paulo - SP

We have audited the consolidated financial statements of Net Serviços de Comunicação S.A. (“Company”), comprising the consolidated balance sheet as of December 31, 2010 and the related statements of comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other notes to the financial statements.

Management responsibility for the financial statements

Management is responsible for the preparation and appropriate presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and in conformity with the accounting practices adopted in Brazil, as well as for the internal controls management determined as necessary to allow the preparation of these financial statements free of material misstatements, regardless of whether or not caused by fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International auditing standards. These standards require that auditors comply with ethical requirements and that audit be planned and carried out to obtain reasonable assurance that the financial statements are free of material misstatements.

An audit includes procedures selected to obtain evidence of the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we considered internal controls relevant to the Company’s preparation and presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes the evaluation of the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Report of independent auditors on financial statements - Continued

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2010, its consolidated results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the accounting practices adopted in Brazil.

São Paulo, Brazil, February 16, 2011.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc Accountant CRC-1SP126402/O-8	Julio Braga Pinto Accountant CRC-1SP209957/O-2

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of comprehensive income

Years ended on December 31, 2010 and 2009

(In thousands of reais, except per share amounts)

	Notes	12/31/2010	12/31/2009

Net sales	4	5,405,669	4,613,389
Cost of services rendered	5,7	(3,346,818)	(2,789,812)
Gross profit		2,058,851	1,823,577

Operating expenses
Selling expenses	7	(594,470)	(505,063)
General and administrative expenses	7	(792,597)	(634,656)
Other	7	(13,725)	(60,389)
		(1,400,792)	(1,200,108)

Operating profit		658,059	623,469

Finance results
Finance expenses	6	(359,422)	(27,335)
Finance income	6	169,354	92,779
		(190,068)	65,444
Profit before income taxes and social
contribution		467,991	688,913

Income taxes and social contribution	12	(160,840)	47,035
Profit for the year		307,151	735,948

Basic and diluted earnings per share – common 23		0.84	2.01
Basic and diluted earnings per share – preferred 23		0.92	2.22

Profit for both years is fully attributable to equity holders of the Company.

The Company has no other comprehensive results that should be included in these statements of comprehensive income.

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated balance sheets

As at December 31, 2010 and 2009

(In thousands of reais)

	Notes	12/31/2010	12/31/2009
ASSETS
Current
Cash and cash equivalents	8	821,560	1,015,605
Trade accounts receivable	9	350,905	263,952
Inventories	10	82,050	58,763
Related parties	19	-	24,801
Recoverable taxes	12	28,385	3,624
Prepaid expenses		27,433	33,215
Prepaid rights for use	19	172,536	175,088
Other current assets		15,969	12,467
Total current assets		1,498,838	1,587,515

Non-current
Judicial deposits	11	83,735	74,609
Deferred taxes	12	562,423	643,936
Recoverable taxes	12	94,516	71,056
Prepaid rights for use	19	487,307	659,842
Property, plant and equipment	13	3,322,350	2,767,037
Intangible assets	14	2,485,940	2,523,168
Other non-current assets		6,135	6,628
Total non-current assets		7,042,406	6,746,276

Total assets		8,541,244	8,333,791

	Notes	12/31/2010	12/31/2009
LIABILITIES
Current
Trade accounts payable	15	349,480	327,715
Accounts payable - programming suppliers	16	134,813	124,602
Income tax and social contribution		2,635	2,586
Other fiscal obligations		62,964	70,270
Payroll and related charges		180,695	181,678
Debt	17	104,865	85,475
Copyright payable - ECAD	18	99,386	77,794
Unrealized losses on derivatives	24/25	50,857	19,580
Deferred revenues	19	208,859	208,228
Related parties	19	78,242	-
Other current liabilities		15,507	14,013
Total current liabilities		1,288,303	1,111,941

Non-current
Deferred income taxes and social contribution	12	185,071	183,805
Debt	17	2,073,386	2,113,329
Deferred revenues	19	612,190	782,279
Provisions	20	554,764	605,363
Other non-current liabilities		12,864	29,559
Total non current liabilities		3,438,275	3,714,335

Stockholders’ equity
Share capital	21	5,599,320	5,599,320
Capital reserves	21	153,168	153,168
Accumulated deficit		(1,937,822)	(2,244,973)
		3,814,666	3,507,515

Total liabilities and stockholders’ equity		8,541,244	8,333,791

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in stockholders’ equity
Years ended on December 31, 2010 and 2009
(In thousands of reais)

	Number of shares (thousands)		Capital stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital reserves	Accumulated deficit	Total
Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,408	2,816	58,974	-	58,974	(58,974)	-	-

Profit for the year	-	-	-	-	-	-	735,948	735,948

Balances on December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Profit for the year	-	-	-	-	-	-	307,151	307,151

Balances on December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,937,822)	3,814,666

See accompanying notes to consolidated financial statements.

6

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of cash flows

Years ended December 31, 2010 and 2009

(In thousands of reais)

	12/31/2010	12/31/2009
Net cash flows from operating activities
Profit for the year	307,151	735,948
Adjustments to reconcile profit for the period to cash flows from operating activities
Monetary and exchange rate variations, net	(69,112)	(177,265)
Interest expense on borrowing	215,120	176,598
Depreciation and amortization	901,225	618,748
Losses on derivatives	65,915	97,347
Deferred income taxes and social contribution	82,777	(158,596)
Loss (gain) on disposal of property, plant and equipment	(4,136)	7,118
Provisions	(44,399)	(101,319)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(86,953)	(92,010)
(Increase) decrease in inventories	(23,287)	3,224
(Increase) decrease in recoverable taxes	7,833	(12,616)
(Increase) decrease in other assets	(14,705)	18,029
(Increase) decrease in prepaid expenses	5,888	(8,728)
Increase (decrease) of trade accounts payable and accounts payable – programming suppliers	31,976	(56,156)
Increase (decrease) in other fiscal obligations	(7,257)	(28,983)
Increase (decrease) in payroll and related charges	(10,260)	23,218
Increase (decrease) in deferred revenues	(169,457)	(18,480)
Increase (decrease) in provisions and other accounts payable	47,886	(23,420)
Net cash provided by operating activities	1,236,205	1,002,655

Cash flow from investing activities Acquisition of business, net of cash received	-	(97,943)
Acquisition of property, plant and equipment and intangible assets	(1,249,895)	(1,089,211)
Cash proceeds from sale of property, plant and equipment	2,890	2,530
Net cash used in investing activities	(1,247,005)	(1,184,624)

7

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of cash flows

Years ended December 31, 2010 and 2009

(In thousands of reais)

	12/31/2010	12/31/2009
Cash flows from financing activities
Proceeds from third party borrowings
Proceeds	103,630	677,009
Repayments of principal	(92,600)	(46,090)
Repayments of interests	(194,275)	(170,225)
Net cash provided by (used in) financing activities	(183,245)	460,694

Net increase (decrease) in cash and cash equivalents	(194,045)	278,725

Cash and cash equivalents at the beginning of the year	1,015,605	736,880
Cash and cash equivalents at the end of the year	821,560	1,015,605
	(194,045)	278,725

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	100,356	176,104

See accompanying notes to consolidated financial statements.

8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S,A, is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange – BM&FBOVESPA. The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

The Company holds interest in the following subsidiaries:

	Percentage of share capital
	2010	2009
	Direct	Direct	Indirect

Subsidiary

Net Belo Horizonte Ltda.	-	-	100.00
Net Brasília Ltda.	100.00	-	100.00
Net Rio Ltda.	100.00	100.00	-
Net Recife Ltda.	-	100.00	-
Net São Paulo Ltda.	100.00	100.00	-
Net Campinas Ltda.	-	-	100.00
Reyc Comércio e Participações Ltda.	100.00	100.00	-
Net Bauru Ltda.	-	100.00	-
Net Goiânia Ltda.	-	100.00	-
Net Ribeirão Preto Ltda.	-	100.00	-
Net Sorocaba Ltda.	-	100.00	-
Horizonte Sul Comunicações Ltda.	-	100.00	-
Net Paraná Comunicações Ltda.	-	100.00	-
Jacareí Cabo S.A.	100.00	100.00	-
614 TVH Vale Ltda.	100.00	100.00	-
614 Serviços de Internet Maceió Ltda. - Big TV	100.00	100.00	-
614 Serviços de Internet João Pessoa Ltda. - Big TV	100.00	100.00	-
ESC 90 Telecomunicações Ltda.	-	100.00	-

During 2010 and 2009, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

9

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

1. Operations – Continued

Company	Date of Incorporation	Net assets merget	Company	Date of Incorporation	Net assets merget
Net Belo Horizonte Ltda.	11/30/2010	112,183	614 TVP João Pessoa S.A.	11/30/2009	18,316
Net Bauru Ltda.	11/30/2010	19,617	614 TVT Maceió S.A.	11/30/2009	19,723
Net Goiania Ltda.	11/30/2010	42,941	Net Campo Grande Ltda.	10/30/2009	26,786
Net Ribeirão Preto Ltda.	11/30/2010	61,288	Net São José do Rio Preto Ltda.	10/30/2009	22,610
Net Sorocaba Ltda.	11/30/2010	58,284	Net Sul Comunicações Ltda.	10/30/2009	327,901
Net Paraná Comunicação Ltda.	11/30/2010	131,909	Net São Carlos Ltda.	10/30/2009	11,201
Net Campinas Ltda.	11/30/2010	91,908	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009	120,733
Net Recife Ltda.	07/31/2010	1,111	Antenas Comunitárias Brasileiras Ltda.	09/30/2009	18,117
Horizonte Sul Comunicações Ltda.	07/31/2010	3,741	Televisão a Cabo Criciúma Ltda.	09/30/2009	539
ESC90 Telecomunicações Ltda.	07/31/2010	34,819	Net Arapongas Ltda.	09/30/2009	904
Vivax Ltda.	11/30/2009	203,482	Net Londrina Ltda.	09/30/2009	14,584
Net Indaiatuba Ltda.	11/30/2009	5,141	Net Maringá Ltda.	09/30/2009	9,641
Net Franca Ltda.	11/30/2009	9,949	614 TVG Guarulhos S.A.	09/30/2009	11,203
Net Anápolis Ltda.	11/30/2009	2,545	614 Telecomunicações Ltda.	04/30/2009	20,654
TV Jacarandá Ltda.	11/30/2009	237	614 Interior Linha S.A.	04/30/2009	(903)
TV a Cabo Guarapuava Ltda.	11/30/2009	437	TVC Oeste Paulista Ltda.	04/30/2009	308
TV a Cabo Cascavel Ltda.	11/30/2009	507	Net Florianópolis Ltda.	02/28/2009	275,918

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

10

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies

2.1 Basis of preparation

The Company’s consolidated financial statements for the years ended December 31, 2010 and 2009 were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain estimates made by the Company's management. The consolidated financial statements were prepared using the historical cost basis, except for the valuation of certain assets acquired and liabilities assumed in connection with business combinations and financial instruments, which were measured at fair value.

2.1 Basis of preparation - Continued

The Company has adopted all standards, revised standards and interpretations issued by the IASB that were in effect on December 31, 2010.

The Company's management approved and authorized the issuance of the consolidated financial statements on February 8, 2011.

The Company’s consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and subsidiaries. All reporting periods are consistent with those of the parent company and accounting policies are uniformly adopted across the Company.

Subsidiaries are consolidated as of their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Controlling company interest in share capital, reserves and retained earnings of subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

11

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.2 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian reais (R$), which is the functional and presentation currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date. All differences are taken to income in the statement of comprehensive income.

2.3 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees are deferred to the extent that they exceed direct selling expenses and are amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to income in the statements of comprehensive income over the contractual period. Revenues related to special projects and access to the network are recognized based on average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the statement of comprehensive income.

12

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

2.4 Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the income statement.

2.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are noninterests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off. The allowance for doubtful accounts is comprised, substantially, of account balances which are 90 to180 days in arrears.

2.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary.

2.7 Property and equipment

Property and equipment is stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to personnel costs and other expenses incurred for the construction of the network during the prematurity phase and construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as shown on footnote 13. Subsequent costs are capitalized if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is charged to income in the statement of comprehensive income. Repairs and maintenance expenditures are expensed as incurred.

The residual values and estimated useful lives of assets are reviewed and adjusted, if necessary, on an annual basis.

13

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.8 Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

2.8 Intangible assets - Continued

Intangible assets are assessed as having finite or indefinite estimated useful lives.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as shown on footnote 14. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of comprehensive income in the expense category consistent with the function of the intangible assets.The estimated useful lives of intangible assets with indefinite useful lives are not amortized, but are tested for impairment at the end of each reporting period  at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

2.9 Impairment of non-financial assets

In accordance with IAS 36, at each financial statement date, the Company assesses whether there are any indicators that an asset may be impaired. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the greater of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year.

14

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized as an operating expense in the in the income statement.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

2.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired and liabilities assumed, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statement.

2.11 Taxes

Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The amount of deferred income tax assets is reviewed at each reporting date and reduced by any amount that is no longer recoverable through future estimated taxable income. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

15

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

2.11 Taxes - Continued

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax, except:

•      Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authorities, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•      Receivables and payables that are stated with the amount of sales tax included; and

•      The net amount of sales tax recoverable from, or payable to, the taxation authorities is included as part of receivables or payables in the consolidated balance sheets.

2.12 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of the time value of money is material, provisions are discounted using the discount rate that reflects specific risks for the liability, when appropriate. When discounted, the increase in the provision due to the passage of time is recognized as a finance expense.

16

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2.13 Financial instruments

Initial recognition and subsequent measurement

i)       Financial assets

Initial recognition and measurement

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables; iii) held-to-maturity investments; or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance costs in the income statement. As of December 31, 2010 and 2009, financial assets classified at fair value through profit or loss are derivative financial instruments.

Loans and receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortisation is included in finance income in the statement of comprehensive income. The losses arising from impairment are recognised in the statement of comprehensive income in finance costs. As of December 31, 2010 and 2009, financial assets classified as loans and receivables are trade accounts receivable.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments - Continued

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. As of December 31, 2010 and 2009, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are those non derivative that are neither classified as financial assets at fair value through profit or loss, loans and receivables and held-to-maturity investments. Available-for-sale financial assets include equity and debt securities. As of December 31, 2010 and 2009, the Company did not have any available-for-sale financial assets.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

• The rights to receive cash flows from the asset have expired;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments - Continued

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

ii)     Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments - Continued

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statements of comprehensive income. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statements of comprehensive income.

iii)   Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade accounts payable, accounts payable – programming suppliers, other current liabilities, debt and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments - Continued

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognised in the statements of comprehensive income. As of December 31, 2010 and 2009, the Company did not have any available-for-sale financial liabilities.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statements of comprehensive income when the liabilities are derecognised as well as through the effective interest rate method (EIR) amortisation process. As of December 31, 2010 and 2009, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the statements of comprehensive income.

iv)   Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statements of comprehensive income.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments - Continued

Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

v)     Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

vi)   Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Notes 24 and 25.

2.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the income statement on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

2.15 Operating segment

An operating segment is defined as a component of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

2.16 Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

Valuation allowances are established when management determines it is more likely than not that deferred tax assets will not be realized.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

2.16 Significant accounting judgments, estimates and assumptions - Continued

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, as described in Note 3, the Company entered into certain business combinations. Under IFRS 3, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.  The valuation assumptions include estimates of discounted cash flow and discount rates.  Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

The assumptions used for assessment includes estimates of discounted cash flow or discounted rates and can result in different estimated values of assets acquired and liabilities assumed.

c) Test of impairment of non-financial assets

At each financial statement date, the Company assesses whether there are any indicators of impairment. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when indicators of impairment exist.  Recoverable amounts are determined based on value-in-use calculations, using discounted cash flow assumptions established by management. These calculations require the use of estimates and use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed. The key assumptions used to determine the recoverable amount for the cash generating unit, including a sensitivity analysis, are further explained in footnote 14.

d) Provisions

The Company records provisions that involve considerable exercise of judgment by management in estimating tax contingencies and civil liability and labor claims that may be liable for payment in future years as a result of tax inspections by tax authorities. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of issues that arise from the ordinary course of business.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

2.16 Significant accounting judgments, estimates and assumptions - Continued

The Company records these liabilities when it determines, based on the opinion of its legal advisors, that losses are probable and can be reasonably estimated.  Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections or additional exposures identified based on new issues or court rulings. Actual results may differ from estimates.

2.17 Standards issued, but not yet effective

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for fiscal periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The Company does not expect that this standard will have an impact in the Company’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs’ work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not expect that this standard will have a significant impact in the consolidated financial statements.

IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

The amendment to IFRIC 14 is effective for annual periods beginning on or after January 1, 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The Company does not expect that this interpretation will have an impact in the Company’s consolidated financial statements.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

2. Summary of significant accounting policies - Continued

2.17 Standards issued, but not yet effective - Continued

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The Company does not expect that this interpretation will have an impact in the consolidated financial statements.

Improvements to IFRSs

The IASB issued improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Company:

•        IFRS 3 Business Combination.

•        IFRS 7 Financial Instruments: Disclosures.

•        IAS 1 Presentation of Financial Statements.

The Company does not expect that these improvements to IFRS will have a significant impact in the consolidated financial statements.

As per management, there are no other standards and interpretations issued that have not yet been adopted by the Company and that management expects that could have a material effect in the Company’s consolidated statements of comprehensive income and changes in stockholders’ equity.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

3. Business combinations

Transactions - 2009 - Acquisition of ESC 90

On June 30, 2009, the Company concluded its acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. (ESC 90), a major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, State of Espírito Santo. The cash purchase price of R$97,943 (net of cash acquired) exceeded the fair value of assets acquired and liabilities assumed by R$41,384, resulting in goodwill which is deductible for tax purposes. Management believes the benefits of the transaction include the potential to grow pay-TV revenues by offering more attractive content to ESC 90 customers, launch the digital TV platform, and strengthen the broadband Internet platform in the market covered by ESC 90.

Management also believes there are medium-term benefits in terms of cost savings arising from operational and financial synergy, and the Company’s competitive position in the market will be improved.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of ESC 90 have been consolidated in the Company’s consolidated financial statements as of June 30, 2009.

The fair value of assets acquired and liabilities assumed is as follows:

Fair value on the acquisition date
Assets
Property and equipment	40,475
Intangibles:
Customers relationship - subscribers	8,248
Customer relationships - telecommunication	6,895
Licenses	30,931
Other assets	8,641
Total assets acquired	95,190
Liabilities
Provisions	(18,036)
Other liabilities	(5,961)
Deferred income	(14,634)
Total liabilities assumed	(38,631)
Net assets acquired	56,559
Purchase price, net of cash acquired	97,943
Goodwill	41,384

The amounts of revenue and profit of ESC90 since the acquisition date are not presented herein, as ESC90 is not material to the consolidated financial statements.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

3. Business combinations – Continued

Transactions - 2009 - Acquisition of ESC 90 – Continued

The revenue and profit of ESC90 for 2009 as though the acquisition date had been as of the beginning of 2009 are not presented herein, as ESC90 is not material to the consolidated financial statements.

4. Net sales

Net sales revenues for the year are as follows:

	12/31/2010	12/31/2009
Gross sales	7,101,588	6,070,401
Taxes on sales	(1,259,841)	(1,094,667)
Discounts and cancellations	(436,078)	(362,345)
Net sales	5,405,669	4,613,389

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.60%), and FUST (1%) and FUNTTEL (0.5%) taxes. All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	12/31/2010	12/31/2009

Programming costs	(1,262,083)	(1,037,368)
Materials and maintenance	(62,785)	(53,488)
Personnel	(385,621)	(319,857)
Pole rental	(70,457)	(78,629)
Depreciation	(600,911)	(496,183)
Amortization	(166,284)	(18,713)
Programming guide	(12,744)	(12,976)
Third party service	(393,341)	(335,984)
Network electrical power	(27,495)	(39,072)
Vehicles	(38,151)	(30,095)
Telecommunications	(246,332)	(295,350)
Copyrights – ECAD	(46,571)	(41,175)
Sales commission	(1,700)	(1,714)
Lease of ducts	(21,049)	(7,434)
Other	(11,294)	(21,774)
	(3,346,818)	(2,789,812)

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

6. Finance results

	12/31/2010	12/31/2009
Finance income:
Interest on cash and cash equivalents	84,585	54,027
Interest on prepaid rights for use	46,672	3,779
Interest and fines on late monthly payments	31,938	25,951
Interest on tax credits	5,226	3,143
Discounts obtained	616	181
Other	317	5,698
	169,354	92,779

Finance expenses:
Finance charges on loans and debentures	(183,710)	(179,355)
Monetary exchange rate variation on debt	37,646	195,831
Finance charges and monetary exchange – related parties	(75,215)	(11,270)
Finance charges on provisions for contingencies	(10,580)	(12,838)
Reversal of PIS/COFINS (footnote 20)	-	124,269
Losses on derivatives	(65,915)	(97,345)
IOF tax on intercompany transactions	(23,343)	(11,185)
PIS and COFINS taxes on interest income	(11,041)	(10,870)
Interest on suppliers and taxes	(4,895)	(4,808)
Discounts extended	(15,107)	(9,892)
Monetary and exchange rate variation on programming liabilities	16	2,599
Other	(7,278)	(12,471)
	(359,422)	(27,335)
Total	(190,068)	65,444

7. Expenses by nature

The Company elected to present its consolidated statement of comprehensive income by function. The table below shows details by nature:

	12/31/2010	12/31/2009
Programming costs	(1,262,083)	(1,037,368)
Other costs	(538,577)	(581,707)
Third party service	(795,416)	(635,339)
Depreciation and amortization	(901,225)	(618,748)
Payroll expenses	(750,843)	(651,203)
Other income and expenses	(499,466)	(465,555)
	(4,747,610)	(3,989,920)

Classified as:
Cost of services sold	(3,346,818)	(2,789,812)
Selling expenses	(594,470)	(505,063)
General and administrative expenses	(792,597)	(634,656)
Other	(13,725)	(60,389)
	(4,747,610)	(3,989,920)

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

8. Cash and cash equivalents

	12/31/2010	12/31/2009
Cash and banks	43,227	138,994
Banking deposit certificates	15,297	98,106
Fixed-income investment funds	763,036	778,505
	821,560	1,015,605

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.64% in 2010 and 9.84% in 2009). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

9. Trade accounts receivable

	12/31/2010	12/31/2009
Trade accounts receivable	395,465	306,123
(-) Allowance for doubtful accounts	(44,560)	(42,171)
	350,905	263,952

Due dates of the receivables are as follows:

	12/31/2010	12/31/2009
Due	211,820	160,826

Overdue:
Up to 30 days	116,939	83,256
31 – 60 days	18,580	15,288
61 – 90 days	11,628	12,060
91- 180 days	36,498	34,693
	395,465	306,123

The average term for receipt of subscriptions receivable is approximately 30 days.  The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days.  Amounts overdue by more than 180 days are written off.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

9. Trade accounts receivable – Continued

Allowance for doubtful accounts is shown below:

At December 31, 2008	(37,963)
Expense for the year	(41,053)
Utilized	36,845
At December 31, 2009	(42,171)
Expense for the year	(41,311)
Utilized	38,922
At December 31, 2010	(44,560)

10. Inventories

	12/31/2010	12/31/2009
Material for maintenance of networks	32,379	24,479
Material for technical assistance	49,671	34,284
	82,050	58,763

In the year ended December 31, 2010, the Company consumed R$62,785 (R$53,488 in 2009) of materials related to the maintenance of networks and technical assistance, which were recorded in cost of services rendered.

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims as shown below:

Judicial deposits	12/31/2010	12/31/2009
Labor	13,754	9,409
Civil	2,519	1,638
Lease of poles and ducts	21,354	22,871
Copyrights – ECAD	25,633	20,459
Tax	16,976	16,733
Social Security	3,499	3,499
	83,735	74,609

All states in which Net Serviços’ subsidiaries operate, except for the State of Rio Grande do Sul, are subject to to the provisions in the ICMS Agreement 57/99. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company challenged the rate of 12% and made judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. However, in November 2009 a judicial decision was made in favor of the State resulting in the release of R$50,869 from the related judicial deposit in favor of the State.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution

a. Income taxes and social contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	12/31/2010	12/31/2009
Current income tax and social contribution expenses	(78,063)	(111,561)

Deferred income tax and social contribution on:
Temporary differences	20,741	202,980
Tax losses and negative tax basis of social contribution	(31,332)	(30,986)
Goodwill	(89,259)	(29,489)
Amortization property, equipment and intangible	17,073	16,091
Total deferred tax income	(82,777)	158,596
Total income tax benefit (expenses)	(160,840)	47,035

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

The amounts reported as income tax expense in the consolidated statements of comprehensive income are reconciled to the statutory rates as follows:

	12/31/2010	12/31/2009

Profit before income taxes and social contribution	467,991	688,913

Income taxes and social contribution at the nominal rate of 34%	(159,117)	(234,230)

(Additions) / exclusions:
Income taxes and social contribution on permanently nondeductible expenses	(2,623)	(9,297)

Other reconciling items:
Recognition of deferred income taxes and social contribution on tax losses and negative base from prior years	-	872
Unrecorded benefit from current year tax losses	(59,338)	(46,931)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous years	7,825	47,352
Recognition/ derecognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous years	45,614	293,736
Other	6,799	(4,467)
Income taxes and social contribution for the year	(160,840)	47,035
Effective rate	(34.37%)	6.83%

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution - Continued

a. Income taxes and social contribution - Continued

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly tax contingencies and provisions for losses, were recognized based on expectations for their realization.

	12/31/2010	12/31/2009
Recoverable taxes:
Withhold income tax	38,515	30,359
Recoverable federal taxes	66,052	43,479
Recoverable state tax	17,572	490
Other	762	352
	122,901	74,680
Current	28,385	3,624
Non-current	94,516	71,056

Deferred taxes:
Assets
Income taxes:
Tax loss carryforwards	218,239	241,041
Temporary differences:
Provisions	102,762	100,940
Allowance for doubtful accounts	19,712	8,890
Profit participation plan	25,140	25,364
Currency exchange and derivative losses	12,714	11,024
Property, equipment, inventories and trade payables	24,585	20,870
Goodwill	8,533	61,689
	193,446	228,777
	411,685	469,818

Social contribution:
Tax loss carryforwards	81,098	89,628
Temporary differences:
Provisions	36,994	36,338
Allowance for doubtful accounts	7,076	3,201
Profit participation plan	9,050	9,131
Currency exchange and derivative losses	4,577	3,968
Property, equipment, inventories and trade payables	8,850	7,513
Goodwill	3,093	22,208
	69,640	82,359
	150,738	171,987
	562,423	641,805

Tax credits resulting from goodwill Net Brasília Ltda.	-	2,131
	562,423	643,936

33

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution - Continued

b. Deferred and recoverable taxes

Rollforward of deferred tax assets	Tax loss carryforwards	Temporary differences	Total

Balance on December 31,2008	364,498	123,872	488,370
Additions	-	378,998	378,998
Reductions	(33,829)	(191,734)	(225,563)
Balance on December 31, 2009	330,669	311,136	641,805
Additions	-	64,916	64,916
Reductions	(31,332)	(112,966)	(144,298)
Balance on December 31, 2010	299,337	263,086	562,423

Liabilities Income taxes: Temporary differences	12/31/2010	12/31/2009
Intangible assets	136,687	136,487
Property and equipment	(1,967)	(2,096)
Other	1,363	760
	136,083	135,151
Social contribution:
Temporary differences
Intangible assets	49,205	49,135
Property and equipment	(708)	(754)
Other	491	273
	48,988	48,654
	185,071	183,805

The balance of deferred income tax and social contribution liability derived from business combinations of companies Vivax Ltda., Net Jundiaí Ltda., Big TV and ESC90 whose roll forward schedule is as follows:

Rollforward of deferred tax liabilities
Balance on December 31,2008	185,156
Additions	14,634
Reductions	(15,985)
Balance on December 31, 2009	183,805
Additions	18,542
Reductions	(17,276)
Balance on December 31, 2010	185,071

During 2010 and 2009, the Company merged with several profitable subsidiaries. Therefore, supported by projected future taxable income arising from operating activities of these subsidiaries, the Company recognized deferred tax assets on temporary differences, based on expected recovery of tax credits.

34

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution - Continued

b. Deferred and recoverable taxes - Continued

The estimated realization of deferred tax assets is determined based on the projection of future taxable income as follows:

2011	155,602
2012	140,147
2013	92,814
2014	113,069
2015 to 2020	60,791
562,423

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at December 31, 2010 that are the same used for the assessment of recovery assets disclosed in note 14. Consequently, these estimates may not be realized in the future as expected due to the uncertainties inherent in these forecasts.

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

	12/31/2010			12/31/2009
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Gross amounts	2,817,601	3,350,400	-	3,074,644	3,741,608	-
Tax benefit (25% / 9%)	704,400	301,536	1,005,936	768,661	336,745	1,105,406
Recognized tax benefit	(218,239)	(81,098)	(299,337)	(241,041)	(89,628)	(330,669)
Non-recognized tax benefit	486,161	220,438	706,599	527,620	247,117	774,737

35

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

13. Property, plant and equipment

Cost	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Land and other	Total
Balances on December 31, 2008	4,661,235	112,471	42,642	26,859	76,151	5,035	33,452	4,540	4,962,385
Additions	982,325	21,467	1,345	1,798	7,804	405	7,350	918	1,023,412
Additions through acquisition of companies	32,136	692	68	220	8	115	210	-	33,449
Write- offs	(42,506)	(1,582)	(346)	(435)	(3)	(462)	(88)	(47)	(45,469)
Balances on December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	1.149.341	6,115	1,180	2,411	11,157	57	9,418	2,732	1,182,411
Transfers	(93)	3	(27)	32	(15)	-	-	-	(100)
Write- offs	(108,906)	(854)	-	(42)	(23)	(994)	(176)	-	(110,995)
Balances on December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093

Accumulated depreciation
Depreciation rate per annum	8.33% to 20%	20% to 33.33%	10%	10%	4% to 25%	20%	20%	-	-
Balances on December 31, 2008	(2,542,204)	(81,485)	(28,687)	(15,899)	(38,111)	(3,173)	(15,145)	-	(2,724,704)
Additions – purchase	(487,042)	(15,341)	(3,214)	(2,062)	(4,213)	(1,062)	(5,957)	-	(518,891)
Transfers	1,505	286	(197)	(13)	(1,454)	(101)	506	502	1,034
Write- offs	33,267	1,624	197	255	-	393	85	-	35,821
Balances on December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions – purchase	(593,672)	(17,868)	(2,766)	(2,081)	(4,351)	(497)	(7,045)	-	(628,280)
Transfers	62	(25)	(9)	(5)	14	-	-	-	37
Write- offs	110,299	854	-	19	13	878	177	-	112,240
Balances on December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)

Net book value at December 31, 2008	2,119,031	30,986	13,955	10,960	38,040	1,862	18,307	4,540	2,237,681
Net book value at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net book value at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350

On December 31, 2010, R$140,470 (R$3,265 on December 31, 2009) of property and equipment items were provided as a guarantee for certain fiscal and labor claims against the Company.

During the year ended December 31, 2010, the Company transferred items in the amount of R$ 83,983 (R$ 35,061 on December 31, 2009) from inventories to property, plant and equipment.

36

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

14. Intangible assets

	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances on December 31, 2008	1,903,563	407,795	362,216	289,223	8,107	2,970,904
Additions	-	-	69,760		-	69,760
Additions through acquisition of companies	25,053	30,931	64	15,144	-	71,192
Transfers	-	-	(1,165)	-	-	(1,165)
Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	67,484	-	-	67,484
Transfers	-	-	100	-	-	100
Write- offs	-	-	(20,380)	-	-	(20,380)
Balances on December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895

Accrued amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balances on December 31, 2008	(178,742)	(1,806)	(225,794)	(89,595)	(5,210)	(501,147)
Additions	-		(35,183)	(49,466)	(1,634)	(86,283)
Write- offs	-		(93)	-	-	(93)
Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)
Additions	-	-	(53,601)	(50,727)	(448)	(104,776)
Transfers	-	-	(36)	-	-	(36)
Write- offs	-	-	20,380	-	-	20,380
Balances on December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)

Net book value at December 31, 2008	1,724,821	405,989	136,422	199,628	2,897	2,469,757
Net book value at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168
Net book value at December 30, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized if they have an indefinite useful life. This indefinite useful life was determined based on the fact that these licenses are automatically renewable if the Company meets the mandatory requirements of ANATEL. Brazilian law guarantees renewal of these licenses and the Company intends in extending them indefinitely.

Intangible assets with finite useful lives are represented mainly by rights to use software internally developed together with specialized companies, adapted for use by the Company based on existing software available in the market, which are amortized over 60 months, and by the customer portfolio, which is amortized over 72 months or the average estimated period that subscribers remain connected to the system.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model based on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions made are based on consolidated financial and operating data.

37

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

14. Intangible assets – Continued

Key assumptions for the value in use estimates, for which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2011 – 2015, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

•         Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales, installations and changes in mix of products designed by management.

•         Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed  to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the management and the Board of Directors.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the Company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The Company used the zero nominal growth rates to extrapolate the projections beyond the period of 5 years.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

38

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

15. Trade accounts payable

	12/31/2010	12/31/2009
Domestic suppliers	324,681	292,994
Foreign suppliers	24,799	34,721
	349,480	327,715

The trade accounts payable do not bear interest and usually are settled in 30 days.

16.  Accounts payable - programming suppliers

Description	12/31/2010	12/31/2009

Related parties
Net Brasil S.A.	81,610	60,903
Globosat Programadora Ltda.	-	8,796
	81,610	69,699

Third parties	53,203	54,903

	134,813	124,602

The table below shows programming and related costs incurred:

	Operating income
Companies	12/31/2010	12/31/2009
Related parties
Net Brasil S.A.	(905,929)	(674,744)
Globosat Programadora Ltda.	-	(8,227)
	(905,929)	(682,971)

Third parties	(356,154)	(354,397)

	(1,262,083)	(1,037,368)

Net Brasil S.A., a related party, serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content in its own name.  The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective programming suppliers continue in full force until the end of their term of validity on November 2015.

Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and remain valid between 2011 and 2013.

In 2010, pay per view (PPV) programming previously acquired from Globosat started being acquired from Net Brasil S.A.

39

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

17. Debt

			Effective interest rate per annum
Local currency	Currency	Nominal interest rate per annum	12/31/2010	12/31/2009	12/30/2010			12/31/2009
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	65,512	80,598	146,110	62,440	154,998	217,438
Finame PSI	R$	4.50 to 5.50%	4.50%	-	2,373	110,608	112,981	-	-	-
Bank Credit Note	R$	CDI + 2.10% to 2.55%	12.96%	11.39%	2,679	145,000	147,679	2,704	170,000	172,704
					70,564	336,206	406,770	65,144	324,998	390,142
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	20,628	578,345	598,973	7,510	603,940	611,450
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,495	249,930	252,425	2,531	261,180	263,711
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	5,653	330,429	336,082	5,940	345,164	351,104
					28,776	1,158,704	1,187,480	15,981	1,210,284	1,226,265

Loans and financings Total					99,340	1,494,910	1,594,250	81,125	1,535,282	1,616,407

			Debentures
			12/31/2010	12/31/2009

Non-convertible debentures			58,000	58,000	5,525	578,476	584,001	4,350	578,047	582,397

Total debt					104,865	2,073,386	2,178,251	85,475	2,113,329	2,198,804

Bank Credit Note

In November 2006, the Company contracted with Itaú Bank a bank credit note in the total amount of R$220,000, of which R$50,000 was prepaid by the Company in 2007.

On August 31, 2009, the note was amended and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges on this note were changed from CDI plus a spread of 1.2% to CDI plus a spread of 2.55% per annum, with no retroactive effect.

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million (equivalent to R$593,425 as of December 31, 2010), with maturity in January,  2020 and a nominal interest rate of  7.5% per annum, payable semiannually in January and July of each year. The Notes are guaranteed by all the Company's subsidiaries.

The securities can be redeemed in full or in part any time.

40

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

17. Debt – Continued

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes in the amount of US$150 million (equivalent to R$326,966 as of December 31, 2010), with indefinite maturity and an annual interest rate of 9.25% per annum, payable in the second month of each quarter.  The Notes are guaranteed by all the Company's subsidiaries. Since November 2009, the Company has the option to redeem, in whole but not in part, on the date of any interest payment, 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable.

FINAME

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from FINAME - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2010, funds raised under this program amounted to R$103,716 (R$83,584 in 2009). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and a fixed rates between 4.50% and 5.50 per annum, a five year term, and are collateralized by the assets financed.

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520 as of December 31, 2010) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October and April of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by the Company and its subsidiaries

Debentures

On December 1, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

41

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

17. Debt - Continued

Debentures – Continued

On September 23, 2009, as decided during the Company debenture holders’ meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012.  The following decisions were also approved at the meeting: (i) beginning October 1, 2009, debenture remuneration corresponded to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$1,760 as a bonus for renewing debentures was paid on October 1, 2009 to the holder of these debentures. The remaining items related to the 6th issuance remain unchanged.

Covenants

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

-          Maintenance of the ratio obtained from dividing Net Consolidated Debt by   EBITDA, as defined in the debt agreement, at less than 2.5;

-          Maintenance of the ratio obtained from dividing EBITDA by expenses net of consolidated interest, as defined in the debt agreement, at 1.5 or above.

As of December 31, 2010, the Company is in compliance with these above mentioned covenants.

Debt cost

As of December 31, 2010, the Company has R$10,471 of debt costs that are recorded offsetting the correspondent debt. The amortization schedule of these costs is set out below:

Year	Inbursa	Debentures	Global Notes 2020	Total
2011	265	429	616	1,310
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015 - 2019	1,879	215	2,977	5,071
	3,076	1,954	5,441	10.471

42

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

18. Copyright  payable - ECAD

ECAD (Escritório Central de Arrecadação e Distribuição) is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2010 the Company and its subsidiaries had a provision of R$99,386 (R$77,794 on December 31, 2009) for amounts payable to ECAD and have judicial deposits of R$ 25,633 (R$20,459 on December 31, 2009) as disclosed in note11.

19. Related parties

a)      Employee benefits

Employee salary, benefits and related expenses are stated as follows:

Description	12/31/2010	12/31/2009
Payroll and related charges	534,561	432,873
Profit participation plan	82,077	106,916
Statutory benefits	78,693	67,478
Additional benefits	55,512	43,936
	750,843	651,203

Additional benefits:

In addition to the usual benefits required by labor legislation, the Company and its subsidiaries provide additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, whose actuarial risks are not assumed by the Company.

The Company and its subsidiaries have complementary remuneration plans considering fulfillment of targets:

(i)        Profit Participation Plan (PPR): the Company must remunerate its staff on the basis of profit sharing in the amount of up to three additional monthly salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii)        Additional Profit Participation Plan (PPR – Short term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board of Directors.

(iii)    Long-term Profit Participation Plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

43

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

19. Related parties – Continued

(iv)    Profit Participation Additional Plan (PPR): the Company will make an additional payment of up to 0.6 of the monthly salary of employees. The principal purpose of this supplementary payment is to have the Board of Directors targets fulfilled 100% to 120%.

On December 31, 2010, the Company recorded provisions as salaries and social charges in the amount of R$100,626 (R$132,495 on December 31, 2009) related to these plans.

b)     Management’s remuneration

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	12/31/2010	12/31/2009

Short-term remuneration	4,053	12,169
Long-term remuneration	5,248	3,921
	9,301	16,090

The remuneration consists of fixed and variable compensation plans as profit sharing and bonus plans additional profits short and long term, as mentioned in item a) above.

c)      Related companies

The main asset and liability balances and profit and loss resulting from the transactions among related parties are shown below:

	Current assets
	Trade accounts receivables	Related parties	Prepaid rights for use		Total
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. Embratel	-	24,801	172,536	175,088	172,536	199,889

Associated companies
Globosat Programadora Ltda.	246	-	-	-	246	-

	246	24,801	172,536	175,088	172,782	199,889

	Non current assets
	Prepaid rights for use
Companies	12/31/2010	12/31/2009
Stockholders
Emp. Brasil.de Telecom. S.A. – Embratel	487,307	659,842
	487,307	659,842

44

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

19. Related parties – Continued

c)      Related companies - Continued

	Current liabilities
	Trade accounts payable		Accounts payable programming suppliers		Debt		Deferred revenues		Related parties	Total
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom, S.A. – Embratel	47,883	48,598	-	-	-	-	208,859	208,228	78,242	334,984	256,826
	47,883	48,598	-	-	-	-	208,859	208,228	78,242	334,984	256,826
Associated companies
Net Brasil S.A.( * )	-	-	81,610	60,903	-	-	-	-	-	81,610	60,903
Globosat Programadora Ltda.( * )	-	-	-	8,796	-	-	-	-	-	-	8,796
Brasilcenter Comunicações Ltda.	-	351	-	-	-	-	-	-	-	-	351
Claro S.A.	406	872	-	-	-	-	-	-	-	406	872
Americel S.A.	36	122	-	-	-	-	-	-	-	36	122
Primesys Soluções Empresariais S.A.	2,453	-	-	-	-	-	-	-	-	2,453	-
Editora Globo S.A.	995	991	-	-	-	-	-	-	-	995	991
Banco Inbursa S.A	-	-	-	-	5,653	5,940	-	-	-	5,653	5,940
Infoglobo Comunicações	1	-	-	-	-	-	-	-	-	1	-
	3,891	2,336	81,610	69,699	5,653	5,940	-	-	-	91,154	77,975

	51,774	50,934	81,610	69,699	5,653	5,940	208,859	208,228	78,242	426,138	334,801

(*) In 2010, pay per view (PPV) programming previously acquired from Globosat Programadora Ltda. started being acquired from Net Brasil S.A.

	Non-current liabilities				Total
	Debt		Deferred revenues		Non-current liabilities
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	611,594	782,279	611,594	782,279
	-	-	611,594	782,279	611,594	782,279
Associated companies
Banco Inbursa S.A	330,429	345,164	-	-	330,429	345,164
	330,429	345,164	611,594	782,279	942,023	1,127,443

45

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

19. Related parties – Continued

c)      Related companies - Continued

	Operating results
	Rental revenues / telecommunications		Financial		Expenses telecommunications		Programming / sales commissions		Programming guide		Total
Companies

	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	451,132	391,624	(11,850)	(7,257)	(370,695)	(262,890)	-	-	-	-	68,587	121,477
	451,132	391,624	(11,850)	(7,257)	(370,695)	(262,890)	-	-	-	-	68,587	121,477
Associated companies

Net Brasil S.A.	-	-	-	-	-	-	(905,929)	(674,744)	(1,701)	(1,714)	(907,630)	(676,458)
Globosat Programadora Ltda.	2,097	1,676	-	-	-	-	-	(8,227)	(570)	-	1,527	(6,551)
Editora Globo S.A.	-	-	-	-	-	-	-		(11,839)	(11,504)	(11,839)	(11,504)
Infoglobo Comunicações Ltda.	-	-	-	-	-	(2)	-		-	-	-	(2)
Claro S.A.	-	-	-	-	(5,195)	(6,432)	-		-	-	(5,195)	(6,432)
Brasilcenter Comunicações Ltda.	-	-	-	-	-	(546)	-		-	-	-	(546)
Americel S.A.	-	-	-	-	(1,133)	(1,207)	-		-	-	(1,133)	(1,207)
Primesys Soluções Empresariais S.A.	-	-	-	-	(3,841)	-	-		-	-	(3,841)	-
Click 21	-	-	-	-	-	(26)	-		-	-	-	(26)
Banco Inbursa S.A.	-	-	(16,695)	84,132	-	-	-		-	-	(16,695)	84,132
	2,097	1,676	(16,695)	84,132	(10,169)	(8,213)	(905,929)	(682,971)	(14,110)	(13,218)	(944.806)	(618,594)
	453,229	393,300	(28,545)	76,875	(380,864)	(271,103)	(905,929)	(682,971)	(14,110)	(13,218)	(876,219)	(497,117)

46

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

19. Related parties – Continued

c)      Related companies - Continued

The right to use the trademark Net has been assigned by Net Brasil S.A..

The programming contracts and pay-per-view with companies related to the Organizações Globo are SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. This service offers an Embratel voice product to existing and prospective subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. In connection with this business, the Company also offers to its markets integrated video, broadband and voice (“triple play”) services.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (Serviço Telefônico Fixo Comutado – STFC), multimedia service (Serviço de Comunicação de Multimídia – SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

a)      Prepaid rights for use

a1) Net Fone revenue — In December 2009, Embratel paid us an amount of R$873,539 in the irretrievable and indefeasible acquisition of the right to use the maximum transmission capacity of 3 GBs generated by the Company’s coaxial  network, for a period of five years renewable for the same period through future negotiations between the parties.  The invested value, which was paid in cash, and accounted as deferred revenue to be amortized under the terms of the contract over 60 months, is consistent with the expected usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on a monthly basis.

47

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

19. Related parties – Continued

c)      Related companies - Continued

a2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. In December 2009, the Company invested R$849,632 in irrevocable and irreversible acquisition of 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and account as an asset to be amortized under the terms of the contract in 60 months, is consistent with the expected usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. Amounts exceeding the monthly maximum capacity acquired are expensed as incurred.

The movement of asset and liabilities of direct referrals are as follows:

Assets	Prepaid rights for use

Balance on 01/01/2009	-
Additions	849,632
Amortization	(14,702)
Balance on 12/31/2009	834,930
Amortization	(175,087)
Balance on 12/31/2010	659,843
Current	172,536
Non-current	487,307

Liabilities
Deferred revenues (Net Fone)

Balance on 01/01/2009	-
Additions	873,539
Amortization	(15,115)
Balance on 12/31/2009	858,424
Amortization	(180,015)
Balance on 12/31/2010	678,409

Current	177,391
Non-current	501,018

48

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

19. Related parties – Continued

c)      Related companies - Continued

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

c) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues.

d) Network access revenue – Remunerated on the basis of the increase of Net Fone’s   subscribers basis.

e)      Optic fiber lease revenue – Remunerated in accordance with specific contract.

 f) Revenues from PME (services for small and medium businesses) – These services are  .remunerated under specific contractual conditions, 50% of net amount of accounts .invoiced by Embratel, net of taxes and interconnection fees.

20. Commitments and provisions

I) Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. These contracts may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months and rescission penalties. These expenses amounted to R$97,872 in 2010 (R$102,262 in 2009). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$11,865 as of 2010 (28,478 as of December 31, 2009).

49

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

20. Commitments and provisions – Continued

II) Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled once they are dependent on factors not controlled by the Company’s management.

Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions	18,721	23,858	65,466	-	108,045
Addition of ESC 90	290	25	17,721	-	18,036
Currency adjustments	1,018	373	16,370	276	18,037
Payments and reversals	(13,157)	(13,190)	(202,025)	(6,318)	(234,690)
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	20,040	22,988	76,659	-	119,687
Currency adjustments	1,484	752	29,033	50	31,319
Payments and reversals	(41,914)	(24,204)	(135,194)	(293)	(201,605)
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 1,773 lawsuits, mostly arising from employees and third party complaints. The main claims are for subsidiary liability and dangerous work pay. The Company made judicial deposits in the amount of R$13,754 as of December 31, 2010 (R$9,409 as of December 31, 2009) in relation to labor cases.

50

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

20. Commitments and provisions – Continued

II) Provisions - Continued

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999.

The appeal in the civil proceedings mainly relate to indemnifications for personal and material damages sought by subscribers, except for actions relating to lease of poles and ducts, in which the Company is requesting to change the monthly rent amounts.

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their statement of comprehensive incomes, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the main tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it has recorded a provision of R$87,342 as of December 31, 2009 (R$112,443 as of December 31, 2009).

b. IOF (Financial operations tax)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management believes that such transfers are not subject to Financial IOF charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of R$ 80,895 at December 31, 2009 (R$60,718 at December 31, 2009).

51

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

20. Commitments and provisions – Continued

II) Provisions - Continued

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes (Notes) are not subject to IRRF and IOF, as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company recorded a provision of R$148,419 at December 31, 2010 (R$143,281 at December 31, 2009) related to these taxes.

d. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

On September 30, 2009, the Company and its legal counsel assessed the progress of legal cases related to the increase in the calculation base for the PIS and the COFINS on income as provided in paragraph 1 of Article 3 of Law No. 9718/98 and revoked by Law No. 11941/09 on May 27, 2009.

Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of R$ 124,269. The adjustment was recorded as a reduction in financial expenses.

52

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

20. Commitments and provisions - Continued

III) Contingent liabilities not recorded

In addition to the contingencies mentioned above, there are other open cases, in the amount of R$840,864 (R$ 364,525 in 2009) in the consolidated, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded.

The main cases in which risk of loss is rated as "possible" are summarized below:

         a. Disallowance of expenses - Income tax and social contribution

                                    .

The subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian  Internal Revenue Service questioning part of expenses considered as deductible in its calculation of income tax and social contribution basis in the period between 2004 to 2008 in the amount of  R$ 403,389 and R$ 143,914, respectively. Based on the decision at first instance rendered in 2010, values were reduced to R$274,126 and R$97,821 and the probability of loss initially analyzed as remote, has shifted to possible.

.
Management believes that these expenses are in accordance with tax legislation, with the possible disallowance required by the tax authority.

  b. ISS (Imposto sobre Serviços) - the demand on services of public entertainment or amusement, leisure and entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus the taxation of ISS in the amount of R$115,955  as of December 31, 2010.

On defense, management maintain that services provided by cable TV companies are classified as communication services instead of public entertainment services.

53

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

20. Commitments and provisions - Continued

III) Contingent liabilities not recorded - Continued

c.    Disallowed expenses and non-proven expenses

Net São Paulo and Net Rio received requests from the tax authorities in the amount of R$90,770 as of December 31, 2010 (R$88,660 as of December 31, 2009) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.                                                .

Our lawyers are of the view that these expenses are in accordance with tax legislation, considered as a possible contingency character desired by the disallowance by the tax authority.

     IV) Other information

         Charge for extra outlet

On April 22, 2009, Anatel passed Resolution No. 528, which prevents cable subscription TV operators from charging clients for more than one outlet per residence.  The resolution only mentions that certain items such as installation, internal network, converter and signal decoder and other equipment repairs could be charged for by these operators. The Federal Court in Brasília had extended an injunction based on a case decided by ABTA (The Brazilian Pay TV Association) in 2008, allowing the Company to charge for the additional connections. However, in 2009, the Federal Court in Brasilia revoked the ABTA injunction related to additional connections. Nevertheless, management does not expect any substantial impact on Company operations, since the current sales model for the extra outlet is covered by the charge for the rental of the equipment and the installation fee as provided for in the resolution.

54

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

21. Stockholders’ equity

Capital stock

On December 31, 2010, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per Article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Brazilian Corporate Law.

The Company is controlled by GB Empreendimentos e Participações Ltda, whose stockholders are Globo Comunicação e Participações S.A (51% of ordinary shares) and Embratel Participações S.A. and its subsidiary Embratel (49% of ordinary shares and 100% of preferred shares). On December 31, 2010, Globo Comunicação e Participações S.A. holds 6.5% of the Company’s share capital and the Embratel Participações S.A. and its subsidiary Embratel holds 89.7% of the Company’s share capital.

On October 7,  2010, a shareholder Empresa Brasileira de Telecomunicacoes S.A. - Embratel acquired 143,853,436 preferred shares of the Company through a voluntary tender public offer of shares in the open market at a unit price of R$23, increasing its holding to  70.5% of the shares of that class. Under the tender public offer, the holders of the remaining preferred stocks could sell their shares to Embratel until January 13, 2011, by the tender offer price adjusted by variation in the reference rate - TR monthly.

55

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

21. Stockholders’ equity - Continued

Capital stock - Continued

As of December 31, 2010 Embratel had acquired more 42,694,295 preferred shares representing 94.5% of the preferred shares.

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per article 202 of the Brazilian Corporate Law.

The preferred shares are not entitled to vote except for the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BM&FBOVESPA and they are entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of shareholders’ equity; and treatment equal to that given to shareholders who have the power to govern the financial and operating policies of the Company, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding stock dividend distribution. They may represent up to two-thirds (2/3) of the total of shares issued by the Company. Their issuance may alter the prior existing proportion between common and preferred shares.

On March 21, 2005, a Company Shareholders’ Agreement was executed, whereby any shareholder in the agreement, that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

56

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

21. Stockholders’ equity - Continued

Shareholders’ agreement - Continued

The Company’s Board of Directors is comprised of eleven effective members and the same number of alternate members, being, at least, twenty percent of its Independent Board members as defined in Regulation Level 2 of BM&FBOVESPA’s Corporate Governance.

The Company’s Board of Directors, with a unified mandate of one year, which re-election is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, four effective members and respective alternates by joint, exclusive and separate appointment by Embrapar. The other effective members and respective alternates by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member and respective alternate representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

57

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

21. Stockholders’ equity - Continued

Capital reserves

Capital reserves are comprised of goodwill and premium on issuance of debentures reserves. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger.

During the year ended December 31, 2010, the Company obtained tax benefits by cash savings of R$8,087 (R$13,942 on December 31, 2009), resulting from amortization of goodwill.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the shareholder Globo Comunicação e Participação S.A. (successor to Roma Participações S.A.). The remaining shareholders have the option of exercising their right on the subscription of these shares.

22.       Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is as follows:

	12/31/2010	12/31/2009
Net Rio Ltda.	232,315	253,467
Net Serviços de Comunicação S.A.	27,979	19,275
Reyc Comércio e Participações Ltda.	10,987	9,638
Net São Paulo Ltda.	3,214	2,995
Others	-	6,660
	274,495	292,035

Additionally, for the same purpose of guaranteeing the payment of tax claims, the Company entered into an insurance policy with Fator Seguros S.A. covering the amount of R$31,881 (R$15,062 on December, 2009).

58

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

23. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent  by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary share.

The following table shows earnings per share (in thousands, except earnings per share):

	12/31/2010	12/31/2009
Numerator
Profit for the year	R$ 307,151	R$ 735,948

Denominator
Weighted average number of common shares	114,459,685	114,301,508
Weighted average number of preferred shares	228,503,916	228,187,562
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,006,318

Denominator for basic and diluted earnings per share

Basic and diluted earnings per common share	R$ 0.84	R$ 2.01
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.92	R$ 2.22

59

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

24. Financial instruments

a)      General considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to certain suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies.

24. Financial instruments - Continued

a)General considerations - Continued

The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b)      Fair value

          The fair values and carrying amount of loans payable are shown below:

	12/31/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures	584,001	575,266	582,397	563,295
Perpetual Notes	252,425	255,237	263,711	265,343
Global Notes 2020	598,973	665,396	611,450	627,729
Banco Inbursa S.A.	336,082	345,577	351,104	358,919
Bank Credit Note	147,679	148,675	172,704	173,543
Finame	259,091	259,091	217,438	217,438
	2,178,251	2,249,242	2,198,804	2,206,267

60

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

24. Financial instruments - Continued

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The fair value of the Company’s debt has been calculated based on the estimated cost to pay the outstanding obligations at December 31, 2010, which considered the contractual penalties applicable for early payments.

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on December 31, 2010, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	28,776
Suppliers of equipment and others	24,779
Programming Suppliers	1,873
55,428
Long-term:
Loans payable	1,158,704
Liability exposure	1,214,132

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Itaú, Goldman Sachs, , HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only enters into foreign exchange derivatives in order to protect a portion of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of debt interest charges payable in the short-term. For the period ended December 31, 2010, the Company had a derivative instrument (foreign exchange) position of R$528,185 relating to interest charges on loans in foreign currency and commitments to foreign suppliers.

61

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

24. Financial instruments - Continued

Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and Perpetual Notes, which have no maturity date.

Financial derivatives are summarized below:

	Reference value (notional)		Fair value		Accumulated effect (current period)
Description	12/31/2010	12/31/2009	12/31/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	528,185	94,721	519,500	94,328	-	-
Liability position
Ratios (Dollar vs, CDI)	291,585	59,897	321,043	68,556	-	36,399
Rates (PRE) (NDF)	236,600	34,824	249,314	45,352	-	14,458
	-	-	(50,857)	(19,580)	-	50,857

The net liability of R$50,857 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period of twelve months ended on December 31, 2010, the Company recognized a financial loss of R$65,915 (R$97,341 in 2009), which was recorded as losses on derivatives.

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on December 31, 2010:

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

24. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Contracts			Probable Scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Loss R$	Dollar rate R$	Rate CDI	Loss R$

Dollar vs. CDI	46	175,000	From Jan. 26 , 2011 to Aug. 26, 2013	1.6662	10.64%	1.2497	13.30%	(106,872)	0.8331	15.96%	(179,759)
Non Deliverable Forward - NDF	32	142,000	From Jan. 03 , 2011 to Dec. 26, 2011	1.6662	10.64%	1.2497	13.30%	(73,497)	0.8331	15.96%	(132,640)

(a)      The possible adverse scenario is represented by an appreciation of the real in relation to the dollar and an increase of 25% of CDI rate of 25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by an appreciation of the real in relation to the dollar and an increase of 50% of CDI rate of 50% over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Contracts			Probable Scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Gain R$	Dollar rate R$	Rate CDI	Gain R$

Dollar vs. CDI	46	175,000	From Jan. 26 , 2011 to Aug. 26, 2013	1.6662	10.64%	2.0828	7.98%	38,920	2.4993	5.32%	111,825
NDF	32	142,000	From Jan. 03 , 2011 to Dec. 26, 2011	1.6662	10.64%	2.0828	7.98%	44,802	2.4993	5.32%	103,859

(c)      The possible adverse scenario is represented by a devaluation of the real in relation to the dollar by 25% and reduction of CDI rate of  25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a devaluation of the real in relation to the dollar by 50% and reduction of CDI rate of  50% over the rates of the probable scenario

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Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

24.  Financial instruments - Continued

c) Risks impacting the business of the Company – Continued

On December 31, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of December 31, 2010, is shown below:

Debentures	584,001
Finame	259,091
Bank Credit Note	147,679
Liability exposure	990,771

(-) Financial investments denominated in reais	778,333
Net exposure	(212,438)

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

24. Financial instruments – Continued

c) Risks impacting the business of the Company - Continued

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on December 31, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2010 (R$1.6662/US$1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

Year of maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	66,766	26,421	49,977	30,858	23,810	76,750	274,582
2012	72,922	26,421	49,977	30,858	24,850	214,230	419,258
2013	47,662	26,421	49,977	30,858	24,800	194,160	373,878
2014	24,528	26,421	49,977	30,858	72,930	174,270	378,984
2015	21,005	26,421	49,977	30,858	64,580	154,700	347,541
2016	20,208	26,421	49,977	30,858	52,330	-	179,794
2017-2020	4,879	79,263	758,091	394,956	-	-	1,237,189
Total	257,970	237,789	1,057,953	580,104	263,300	814,110	3,211,226

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, in accordance with the current law.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

25. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration of the latter, a fair value hierarchy is determined on three levels prioritizing the inputs used in measuring fair value as follows:

•  Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are    observable either directly or indirectly; and

•  Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own premises.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable Sources (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2010	(50,857)	-	(50,857)	-
December 31, 2009	(19,580)	-	(19,580)	-

Currency swap derivative instruments are tools for managing risk arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2010, there were not transfers between Level 1 and Level 2 of the measurement of the fair value or transfers to Level 3.

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NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010 and 2009

(In thousands of reais)

26. Insurance (Unaudited)

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk premises adopted, given their nature, are not included in the scope of an audit of the consolidated financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance areas are shown below:

Area

	Main coverage	Maximum annual coverage
Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	45,000
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	3,000
Civil responsibility of the directors and Management officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.	24,993

27. Subsequent events

From January 1, 2011 to January 13, 2011, an additional 7,153,568 preferred shares of the Company were acquired by Embratel from the minority stockholders. In total, 193,701,299 shares were acquired by Embratel since October 7, 2010. In connection with these transactions, as of January 13, 2010, Embratel and its parent company, Embrapar, holds 223,080,448 of the Company’s preferred shares, representing 97.6% of the Company’s preferred shares and 91.9% of the Company’s total shares.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.